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                                       III
                             ARTICLES OF ASSOCIATION




                             ARTICLES OF ASSOCIATION

                                       OF

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                    (formerly named Philips Electronics N.V.)



                    as last amended by notarial deed executed

           on April 1, 1998, pursuant to the resolution of the General

                 Meeting of Shareholders held on March 16, 1998.


             Translation of the original and authentic Dutch text.





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NAME AND SEAT

Article 1

1.       The name of the Company is: Koninklijke Philips Electronics N.V.
2.       The Company is authorized to act as `Royal Philips Electronics'.
3.       Its registered office is situated in Eindhoven.


OBJECTS

Article 2

The objects of the Company are to establish, participate in, administer and finance companies or enterprises engaged in the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or engaged in other fields, and to do everything pertaining thereto or connected therewith, including to perform or have performed industrial and commercial activities, to exercise or have exercised control over the quality of the products and services, to perform or have performed service and maintenance on all such products, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the Company and the companies in which it directly or indirectly participates.


SHARE CAPITAL, SHARES, SHARE CERTIFICATES AND SHARE REGISTER

Article 3

1. The share capital of the Company is ten billion guilders ((Function). 10,000,000,000), divided into ten priority shares of five thousand guilders ((Function). 5,000) each, in these articles of association henceforth referred to as "priority shares", five hundred million ordinary shares of ten guilders ((Function). 10) each, in these articles of association henceforth referred to as "ordinary shares", and four hundred and ninety-nine million, nine hundred and ninety-five thousand preference shares of ten guilders ((Function). 10) each, in these articles of association henceforth referred to as "preference shares".
2. Unless otherwise stated, the term "shares" in these articles shall refer equally to priority, ordinary and preference shares.


Article 4

1. The Board of Management shall have the power to issue ordinary shares if and insofar as the Board of Management has been designated by the general meeting of shareholders as the authorized body for this purpose. Such a designation shall only take place for a specific period of no more than five years and may not be extended by more than five years on each occasion. The Board of Management requires the approval of the Supervisory Board and of the meeting of priority shareholders for such an issue.
2. If a designation as referred to in the first paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of the Board of Management -which proposal must be approved by the Supervisory Board and by the meeting of priority shareholders - to resolve to issue ordinary shares.

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3.       In  the  event  of an  ordinary  share  issue  in  return  for  a  cash consideration, holders of ordinary shares shall have a pre-emption right in proportion to the number of ordinary shares which they own. The Board of Management shall have the power to restrict or exclude the pre-emption right accruing to these shareholders, if and insofar as the Board of Management has also been designated by the general meeting of shareholders for this purpose as the authorized body for the period of such designation. The provisions in the second and third sentences of the first paragraph shall apply accordingly.
4. If a designation as referred to in the third paragraph is not in force, the general meeting of shareholders shall have the power, upon the proposal of the Board of Management - which proposal must be approved by the Supervisory Board and by the meeting of priority shareholders - to restrict or exclude the pre-emption right accruing to shareholders.
5. A resolution of the general meeting of shareholders in accordance with the third or fourth paragraph of this article requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.
6. The Board of Management shall have the power, subject to the approval of the Supervisory Board and the meeting of priority shareholders, to issue preference shares to a maximum of the amount for preference shares referred to in article 3. It shall be empowered to do so up to 12 April 1996. Paragraph 1 and 2 of this article shall apply accordingly to the issue of preference shares after 12 April 1996.
7. In order for resolutions of the general meeting of shareholders to issue shares or to designate the Board of Management, as referred to in paragraphs 1, 2 and 6, to be valid, a prior or simultaneous resolution granting approval is required from each group of holders of shares of the same type whose rights are affected by the issue.
8. The preceding paragraphs of this article shall apply accordingly mutatis mutandis to the granting of rights to take shares, but shall not apply to the issue of shares to someone who exercises a previously acquired right to take shares. The Board of Management shall have the power to issue such shares.
9. The issue price shall not be fixed below par, subject to deviations which the law permits in this respect. The ordinary and priority shares shall be fully paid up when they are taken. At least a quarter of the nominal amount shall be paid on preference shares when they are taken. Further payment on the preference shares shall be made within one month after the Board of Management, subject to the approval of the Supervisory Board and the meeting of priority shareholders, has made a corresponding request in writing to the shareholders concerned.


Article 5

1. Any acquisition by the Company of shares in its capital which are not fully paid up shall be null and void. 2. The Company may acquire, for valuable consideration, ordinary shares in its own share capital if and insofar as:
         a. its shareholders' equity less the purchase price of the ordinary shares is not less than is laid down in the relevant statutory provisions;
         b. the nominal amount of the shares in its capital which the Company acquires, holds or holds as pledgee, or which are held by a subsidiary, is not more than one-tenth of the issued share capital; and
         c. the general meeting of shareholders has authorized the Board of Management to acquire such shares, which authorization may be given for no more than 18 months on each occasion.

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         Shares thus  acquired may again be disposed of. The Board of Management shall not acquire shares in the Company's own share capital as referred to above -if an authorization as referred to above is in force - or dispose of such shares without the approval of the Supervisory Board.
3. The Board of Management shall have the power, without the authorization referred to in paragraph 2 but with the approval of the Supervisory Board, to acquire on behalf of the Company shares in its own share capital as referred to above in order to transfer the shares to employees of the Company or of a group company, in pursuance of a rule applying to them.
4. No voting right attaches to own shares referred to above. These shares shall not rank for the purpose of determining any majority or for deciding whether a specific proportion of the issued share capital is represented at a general meeting of shareholders.
5. Upon the proposal of the Board of Management - which proposal must have the prior approval of the Supervisory Board and the meeting of priority shareholders - the general meeting of shareholders shall have the power to resolve, having regard to the provisions of section 99, Book 2 of the Netherlands Civil Code, to reduce the issued share capital: - by a cancellation of ordinary shares acquired by the Company in its own share capital; - by a reduction of the nominal amount of the shares by amendment of the articles of association, with partial repayment on those shares;
         - by a cancellation of preference shares, with repayment on the said preference shares; or
         - by a release from the obligation to make further payment on the preference shares upon implementation of a resolution to reduce the nominal amount of such shares.
         It shall be indicated in this resolution whether and, if so, to what extent this relates to ordinary shares, to all or only to certain preference shares or - insofar as this is permitted - to all shares, and rules shall be drawn up for the implementation of the resolution. A partial repayment or release from the obligation to make further payment must be made proportionally to all shares concerned.


Article 6

1.       Priority shares and preference shares shall be registered.
2. Ordinary shares shall, at the option of the shareholders, be either in bearer or registered form. They shall be in bearer form unless the shareholder, either expressly or implicitly, indicates that he desires a registered share.
3. Where a share belongs to more than one person in any form of joint ownership, or where limited rights in rem attach to any share, the Company is entitled to require those concerned to designate in writing one person to exercise the rights attached to the share.
4. The expression "shareholder", as used in these articles, shall, if the ownership of a share is vested in more than one person, mean the joint holders of such share, without prejudice, however, to the provisions of paragraph 3 of this article.
         The expression "person", as used in these articles, shall include a body corporate.
5.       Share certificates for bearer shares:
         -        shall be available - should the Board of  Management so decide
                  - in the form of a main part with a simplified dividend sheet; share certificates of this type are referred to in these articles as Type B share certificates. The dividend sheet of a Type B share certificate shall be issued by the Company only to a depositary to be designated by the shareholder. The designated depositary shall have been admitted as such by the Board of Management and have given an undertaking to the Company (a) not to surrender the dividend sheets except to other depositaries admitted by the Board of Management or to the Company

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                  and (b) to arrange for the custody of the dividend
                  sheets to be administered by an institution authorized to that effect by the Board of Management.
6. Share certificates of Type B shall be available in denominations of one share, five shares, ten shares, one hundred shares, and further in denominations of such higher numbers of shares as the Board of Management may determine.
7.       Registered shares shall be available:
         - in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles as Type I shares;
         - and - should the Board of Management so decide - in the form of an entry in the share register with issue of a certificate, which certificate shall consist of a main part without dividend sheet; shares of this type and share certificates of this type for ordinary shares are referred to in these articles as Type II shares and share certificates.
8. The Board of Management can decide that the registration of Type I shares may only take place for one or more quantities of shares -which quantities are to be specified by the said Board - at the same time.
9. Type II share certificates shall be available in such denominations as the Board of Management shall determine.
10. All share certificates shall be signed by two members of the Board of Management; the signatures may be effected by printed facsimile. Furthermore, Type II share certificates shall, and all other share certificates may, be countersigned by one or more persons designated by the Board of Management for that purpose.
11.      All share certificates shall be identified by numbers and/or letters.
12. The expression "share certificate", as used in these articles, shall include a share certificate in respect of more than one share.


Article 7

1. In respect of registered shares a register shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board of Management, may, in whole or in part, be maintained in more than one copy and at more than one place. At least one copy will be maintained at the office of the Company.
2. Each shareholder's name, his address, the number and type of the shares registered in his name, as well as the amounts paid thereon and such further data as the Board of Management shall deem desirable, whether at the request of a shareholder or not, shall be entered in the register.
3. The form and the contents of the share register shall be determined by the Board of Management with due regard to the provisions of paragraphs 1 and 2 of this article. The Board of Management may determine that the records shall vary as to their form and contents according to whether they relate to Type I shares or to Type II shares.
4. Upon request, a shareholder shall be given free of charge a declaration of what is stated in the register with regard to the shares registered in his name.
5. The provisions of the preceding paragraphs shall apply accordingly to those who hold a right of usufruct or a pledge on one or more registered shares, with the proviso that also the other data required by law must be entered in the register.

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Article 8

1. Upon a written request from a person entitled to such certificates, missing or damaged ordinary share certificates, or parts thereof, may be replaced by new certificates, or by duplicates bearing the same numbers and/or letters, provided that the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the Board of Management, and further subject to such conditions as the Board of Management may deem fit.
2. In appropriate cases, at its own discretion, the Board of Management may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the Board of Management, announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced and shown to the Board of Management before that time.
3. The issue of new certificates or duplicates shall render the original document invalid.
4. The issue of new certificates or duplicates for bearer shares may in appropriate cases, at the discretion of the Board of Management, be published in newspapers to be indicated by the Board of Management.


Article 9

1. Subject to the provisions of article 6, the holder of a Type B share certificate may, after surrendering the share certificate to the Company, upon his request and at his option, either: - have one or more Type I shares entered in the share register for the same nominal amount; or - obtain one or more Type II share certificates for the same nominal amount.
2. Subject to the provisions of article 6, the holder of an entry in the share register for one or more Type I shares may, upon his request and at his option, obtain, either:
         - one or more Type II share certificates for the same nominal amount; or - one or more Type B share certificates for the same nominal amount.
3. Subject to the provisions of article 6, the holder of a Type II share certificate registered in his name may, after surrendering the share certificate to the Company, upon his request and at his option, either:
         - have one or more Type I shares entered in the share register for the same nominal amount; or - obtain one or more Type B share certificates for the same nominal amount.
4. The holder of one or more bearer or registered share certificates may, after surrendering the share certificates to the Company, upon his request and at his option obtain one or more bearer share certificates or one or more registered share certificates of the same class, of the same type, and for the same nominal amount, each for as many shares as he requests, subject however to the provisions of article 6, paragraphs 6 and 9 and article 49, paragraph 2.
5. A request as referred to in this article shall, if the Board of Management so requires, be made on a form obtainable from the Company free of charge, which shall be signed by the applicant.

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Article 10

1. The transfer of a registered share shall be effected either by service upon the Company of the instrument of transfer or by written acknowledgement of the transfer by the Company, subject however to the provisions of the following paragraphs of this article. In the case of preference shares which have not been paid up in full, the acknowledgement may only be made if there is an instrument of transfer with an officially recorded, or otherwise fixed, date. When preference shares which have not been paid up in full are transferred, the date of transfer shall be entered in the register.
2.       Priority shares may be transferred in the manner provided by article
         11.
3. A transfer of registered ordinary shares requires the consent of the Board of Management, except where paragraph 4 of this article is applicable. The consent of the Board of Management may be given subject to such terms and conditions as the Board may consider advisable or necessary. The applicant shall always be entitled to require that said consent be given subject to the condition that the transfer shall be made to such person as the Board of Management may designate.
4.       The consent of the Board of Management shall not be required:
         a. in cases where a Type I share is transferred, if an instrument of transfer, signed by both parties to the transfer, on a form to be supplied by the Company free of charge, has been surrendered to the Company;
         b. in cases where a Type II share certificate is outstanding for the share if the share certificate has been surrendered to the Company, provided that the instrument printed on the back of the share certificate has been duly completed and signed by or on behalf of the transferor, or a separate instrument in substantially the same form has been surrendered together with the share certificate.
5. Where a transfer of a Type II share is effected by service of an instrument of transfer upon the Company, the Company shall, at the discretion of the Board of Management, either endorse the transfer on the share certificate or cancel the share certificate and issue to the transferee one or more new share certificates registered in his name to the same nominal amount.
6. The Company's written acknowledgement of a transfer of a Type II share shall, at the discretion of the Board of Management, be effected either by endorsement of the transfer on the share certificate or by the issue to the transferee of one or more new share certificates registered in his name to the same nominal amount.
7. The provisions of the preceding paragraphs of this article shall apply mutatis mutandis to the allotment of registered shares in the event of a judicial partition of any community of property or interests, the transfer of a registered share as a consequence of a judgement execution and the creation of limited rights in rem on a registered share.
8. The submission of requests and the surrender of documents referred to in articles 6 to 10 inclusive shall be made at a place to be indicated by the Board of Management. Different places may be indicated for the different classes and types of shares and share certificates.
9. The Company is authorized to charge amounts to be determined by the Board of Management to those persons who request any services to be carried out pursuant to articles 6 to 10 inclusive.

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PRIORITY SHARES

Article 11

1. A priority share may only be transferred to a nominee nominated by the meeting of priority shareholders, and upon payment of the nominal value of such share, with interest at the rate of four per cent per annum - or such lower rate as the legal interest rate will be at the beginning of the relevant financial year - as from the beginning of the current financial year until the date of the transfer.
2. A holder of a priority share wishing to transfer such share shall notify the Board of Management of such intention by registered letter. The Board of Management shall as soon as possible bring the contents of such notification to the notice of the Chairman of the Supervisory Board and of the holders of priority shares. In that event the Chairman of the Supervisory Board shall convene a meeting of priority shareholders, which shall be held within a month after receipt of the notification referred to above and which shall propose a nominee.
3. However, the holder of a priority share who, by registered letter addressed to the Board of Management, has requested the proposal of a nominee in accordance with the provisions of the preceding paragraph shall be free to transfer the share offered by him, if after a period of three months after receipt of such notification the meeting of priority shareholders has not proposed a nominee or no nominee has agreed to acquire the share.
4. In the event of transfer of any priority share upon the death of the holder thereof or for any other reason, those who acquire the share shall, by registered letter addressed to the Board of Management, offer such share for transfer to a nominee to be proposed by the meeting of priority shareholders. In that event the provisions of paragraphs 2 and 3 of this article shall apply mutatis mutandis.
         In such a case the Company shall be irrevocably authorized on behalf of the successor or successors in title to effect the transfer to such nominee and to receive the payments on his or their behalf. Until the transfer of the priority share has taken place in the prescribed manner and is entered in the priority share register, no vote may be cast in respect of such priority share at the meeting of priority shareholders.
5. The provisions of paragraph 4 of this article shall apply mutatis mutandis to a holder of priority shares who has been adjudicated bankrupt or granted a moratorium of payments or placed in the care of a guardian, or is unable for any other reason to dispose freely of his property.
6. The transfer of a priority share shall be entered in the priority share register.


BOARD OF MANAGEMENT

Article 12

1. The Company shall be managed by a Board of Management, consisting of at least three members, under the supervision of a Supervisory Board. The Chairman of the Board of Management shall be President of the Company. The other members shall be Executive Vice-Presidents 1 of the Company. With due observance of the minimum of three, the number of members shall be decided by the meeting of priority shareholders in consultation with the Supervisory Board.
2.       Members  of the Board of  Management,  as well as the  Chairman  of the
         Board of
____________

        1. In the original Dutch version of these articles of association the term "Vice-President" is used.
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         Management and President of the Company, shall be appointed by the general meeting of shareholders from a binding list of two or more nominees for each vacancy to be filled, drawn up by the meeting of priority shareholders in agreement with the Supervisory Board. Votes in respect of persons who have not been so nominated shall be invalid.
3. The list of nominees shall be deposited for inspection by shareholders at the office of the Company and at a bank at Amsterdam to be specified in the notice convening the general meeting at which the appointments are to be made, as from the date of serving the said notice until the close of that meeting.
4. The list of nominees referred to in the second paragraph of this article may be deprived of its binding character by a resolution adopted at a general meeting of shareholders by a majority of at least two-thirds of the votes cast, representing more than one half of the issued share capital. In that event a new binding list shall be submitted to a subsequent general meeting of shareholders, with due observance of the provisions of the preceding paragraphs of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, the general meeting of shareholders shall be free to appoint.
5. Should the number of members of the Board of Management fall below three, the powers of the Board of Management shall remain intact. In such a case a general meeting of shareholders shall be held at the earliest opportunity to fill the vacancies on the Board of Management.
6. Without prejudice to the provisions of paragraph 2 of this article, a proposal to make appointments to the Board of Management may only be placed on the agenda of the general meeting of shareholders by the Board of Management and only in consultation with the meeting of priority shareholders and the Supervisory Board.


Article 13

1. Members of the Board of Management may be suspended or removed by the general meeting of shareholders. A resolution to suspend or remove a member of the Board of Management, other than a resolution proposed by the Board of Management, the Supervisory Board or the meeting of priority shareholders, may only be adopted by a majority of at least two-thirds of the votes cast, representing more than half of the issued share capital. The provisions of section 120, paragraph 3, Book 2 of the Netherlands Civil Code shall not apply.
2. The members of the Board of Management may be suspended from office by the Supervisory Board either collectively or individually. Within three months of such suspension a general meeting of shareholders shall be held to decide whether the suspension shall be cancelled or upheld. The person so suspended shall be entitled to be heard at the meeting.


Article 14

1. Two members of the Board of Management may jointly represent the Company at law and otherwise.
2. The Board of Management may authorize each of its members separately to represent the Company within the limits defined in the authorization.


Article 15

1. The Board of Management shall have the power to enter into contracts as specified in section 94, paragraph 1, Book 2 of the Netherlands Civil Code.
2. The Board of Management may grant powers of attorney to persons, whether or not in

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         the service of the Company,  to represent the Company and may thereby determine the scope of such powers of attorney and the titles of such persons.


Article 16

The Board of Management shall draw up Standing Orders, regulating, inter alia, the mode of convening its meetings and the internal procedure at such meetings.


Article 17

1. Without prejudice to the provisions made elsewhere in these articles, resolutions of the Board of Management concerning the following matters shall be subject to the approval of the Supervisory Board:

         a. issue of shares in the Company, restricting or excluding the pre-emption right in the event of an issue of shares, acquisition of shares in the capital of the Company and the disposal of shares thus acquired; issue of debentures chargeable to the Company;
         b.       cooperation in the issue of certificates of shares in the
                  Company;
         c. application for quotation or for withdrawal of the quotation of the securities referred to under a. and b. in the price list of any stock exchange;
         d. long-term cooperation, directly or indirectly, with another company or body corporate, and the discontinuation of such
                  cooperation,   if  the  said  cooperation  or  discontinuation
                  thereof is of fundamental significance;
         e. taking a direct or indirect participation in the share capital of another company, the value of which is at least equal to the amount of one quarter of the issued share capital plus the reserves of the Company, as shown by its balance sheet and explanatory notes, and any fundamental change in the scale of such participation;
         f. any investment involving expenditure equal to at least one quarter of the issued share capital plus the reserves of the Company, as shown by its balance sheet and explanatory notes;
         g.       a proposal to amend the articles of association;
         h. a proposal to dissolve the Company or for a legal merger of the Company;
         i.       a petition for bankruptcy or for a moratorium of payments;
         j.       a proposal to reduce the issued share capital;

2. The Supervisory Board may grant the approvals required in accordance with this article either for a specific legal act, or for a group of such legal acts.


Article 18

1. In the event of the absence or inability to act of one or more members of the Board of Management, the remaining members shall temporarily be charged with the entire management.

2. In the event of the absence or inability to act of all members of the Board of Management save one, the remaining member shall temporarily be charged with the entire management.

3. In the event of the absence or inability to act of all members of the Board of Management, the Supervisory Board shall temporarily be charged with the management. In this event the Supervisory Board may temporarily entrust one or more persons to be designated by this Board, from among its members or otherwise, with the management of the Company.


Article 19

The remuneration and other terms of employment of the members of the Board of Management shall be fixed by the Supervisory Board upon the proposal of the President of the Company.


SUPERVISORY BOARD

Article 20

1. The Supervisory Board shall be responsible for supervising the policy pursued by the Board of Management and the general course of affairs in the group of companies within the Netherlands and abroad, of which the Company forms part. The Supervisory Board shall assist the Board of Management with advice relating to the general policy aspects connected with the activities of the Company and of the group of companies associated with it.
2. The Board of Management shall provide the Supervisory Board in due time with such information as the Supervisory Board needs for the performance of its duties.


Article 21

1. The members of the Supervisory Board shall be appointed and may be removed by the general meeting of shareholders. The Supervisory Board shall consist of at least five members. With due observance of this minimum, the number of members shall be decided by the general meeting of shareholders on the proposal of the meeting of priority shareholders, which proposal shall be submitted to the general meeting of shareholders in consultation with the Supervisory Board.
2. Members of the Supervisory Board shall be appointed by the general meeting of shareholders from a binding list of two or more nominees for each vacancy to be filled, drawn up by the Supervisory Board in agreement with the meeting of priority shareholders. A list of nominees shall be deposited for inspection by shareholders at the office of the Company and at a bank in Amsterdam to be specified in the notice convening the general meeting on whose agenda the proposed appointment has been placed, as from the date on which the said notice is served until the close of that meeting. Without prejudice to the provisions of the first sentence, a proposal to appoint a member of the Supervisory Board may only be placed on the agenda of the general meeting by the Supervisory Board yet only in consultation with the Board of Management and the meeting of priority shareholders.
3. The list of nominees referred to in the second paragraph of this article may be deprived of its binding character by a resolution adopted at a general meeting of shareholders by a majority of at least two-thirds of the votes cast, representing more than one half of the issued share capital. In that event, a new binding list shall be submitted to a subsequent general meeting of shareholders with due observance of the provisions of the preceding paragraphs of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, the general meeting of shareholders shall then be free to appoint.
4. Upon the appointment of members of the Supervisory Board, the particulars as referred to in section 142, paragraph 3, Book 2 of the Netherlands Civil Code shall be made available for prior inspection.
5. Neither persons who have reached, or who in the course of the current financial year will reach, the age of 72, nor employees of the Company or of a body corporate at least half of whose shares are held directly or indirectly by the Company for its own account are eligible for appointment as members of the Supervisory Board. For these purposes the term "employees" shall not include persons who carry out for a body corporate as aforesaid a supervisory or advisory function or a function comparable thereto.
6. A member of the Supervisory Board shall retire at the end of the next general meeting of shareholders held after a period of four years following his appointment. Should a member of the Supervisory Board reach the age of 72 in any financial year, he shall retire at the end of the ordinary general meeting of shareholders held in that financial year.
7. After having held office for the first period of four years, members of the Supervisory Board are eligible for re-election only twice for a full period of four years. In specific cases the Supervisory Board and the meeting of priority shareholders may resolve to deviate from this provision.
8.       The Supervisory Board may establish a rotation schedule.
9. A resolution to suspend or remove a member of the Supervisory Board, other than a resolution proposed by the Supervisory Board or the meeting of priority shareholders, may only be adopted by a majority of at least two-thirds of the votes cast, representing more than half of the issued share capital. The provisions of section 120, paragraph 3, Book 2 of the Netherlands Civil Code shall not apply.


Article 22

1. The members of the Supervisory Board shall appoint from their number a Chairman, a Vice-Chairman and a Secretary.
2. The Supervisory Board may appoint one of its members to be a Delegate Member. Without prejudice to the duties and responsibilities of the Supervisory Board and of its members, the Delegate Member shall, on behalf of the Supervisory Board, maintain more frequent contact with the Board of Management with regard to the general course of affairs within the scope of article 20 of these articles of association. In so doing, the Delegate Member of the Supervisory Board shall assist the Board of Management with advice.
3. Without prejudice to the duty and responsibility of the Supervisory Board as such, the latter body may resolve to have certain tasks performed and certain powers exercised by a commission from their number. Such a resolution shall specify the chairman and the secretary thereof and in what manner and how frequently such commission shall render account to the Supervisory Board as such.


Article 23

1. The Supervisory Board may adopt resolutions by absolute majority of the votes cast at a meeting attended by at least one-third of its members. The Supervisory Board may adopt resolutions in writing provided that the proposals for such resolutions have been sent in writing to all members and no member is opposed to this method of adopting a resolution, and provided that in such a case more than half of the members declare themselves in favour of the proposals.

2. Minutes shall be kept of the proceedings of the Supervisory Board, which in any case shall include the resolutions adopted by the meeting. In the event that the resolutions are adopted outside a meeting, as referred to in the preceding paragraph, the resolutions so adopted shall be recorded in writing by the Secretary. Such record shall be signed by the Chairman and the Secretary.
3. A certificate signed by two members to the effect that the Supervisory Board has adopted a particular resolution shall constitute evidence of such a resolution in dealings with third parties.
4. The members of the Board of Management shall, if so invited by the Supervisory Board, attend the meetings of the Supervisory Board.


Article 24

1. Upon a proposal made by the Supervisory Board, the general meeting of shareholders shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount.
2. The Supervisory Board may grant an additional remuneration to be borne by the Company to its Chairman, to a Delegate Member or to members who pursuant to a resolution of the Supervisory Board have been designated to perform certain functions or activities of the Supervisory Board.


GENERAL MEETINGS OF SHAREHOLDERS

Article 25

1. The ordinary general meeting of shareholders shall be held each year not later than 30 June.
2.       At this general meeting:
         a. the Board of Management shall present a written report on the course of affairs in the Company and in the group of companies in the Netherlands and abroad of which the Company forms part and on the conduct of its affairs and the general management of the Philips group during the past financial year and the Supervisory Board shall report on the annual accounts;
         b. the annual accounts shall be submitted for consideration and, if approved, shall be adopted and the dividend declared in the manner laid down in article 41;
         c. proposals placed on the agenda by the Supervisory Board, the meeting of priority shareholders, the Board of Management or shareholders in accordance with the provisions of these articles shall be considered and decided upon;
         d. vacancies to be filled in the Board of Management and/or the Supervisory Board shall be filled in accordance with the provisions of these articles.
         The provisions of a. and b. are without prejudice to the option of the general meeting of shareholders to resolve, by virtue of special circumstances, to extend by a maximum of six months the date by which the annual accounts and the annual report and associated documents must be drawn up and submitted to the general meeting of shareholders.


Article 26

1. Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the Supervisory Board or the Board of Management, and must be held if the meeting of priority shareholders or one or more shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with.
2. If the Board of Management fails to comply with a request as referred to in the preceding paragraph in such a manner that the general meeting of shareholders can be held within six weeks after the request, the persons making the request may be authorized by the President of the District Court at 's-Hertogenbosch to convene the meeting themselves.
3. The meeting shall not adopt resolutions on matters other than those which have been placed on the agenda in accordance with the provisions of article 28, paragraph 2.


Article 27

1. General meetings of shareholders shall be held, at the option of the Board of Management, at Eindhoven, at Amsterdam, at The Hague or at Rotterdam; the notice convening the meeting shall inform the shareholders accordingly.
2. The notice convening a general meeting shall be published in the form of an advertisement which in the Netherlands shall be inserted in at least a national daily newspaper, and abroad in at least one daily newspaper appearing in each of those countries where, on the application of the Company, the Company's shares have been admitted for official quotation. In addition, holders of registered shares shall be notified by letter that the meeting is being convened.
3. The notice convening the meeting shall be issued by the Board of Management or, in the case envisaged at the end of the preceding article, by the shareholders therein specified, subject to the relevant provisions of section 111, Book 2 of the Netherlands Civil Code.


Article 28

1. The notice convening the meeting referred to in the preceding article shall be issued no later than on the fifteenth day prior to the meeting.
2. Without prejudice to what is provided in this respect elsewhere in these articles, the agenda shall contain such business as may be placed thereon by the Board of Management, the Supervisory Board or the meeting of priority shareholders; and furthermore such business as one or more shareholders, representing at least one-tenth of the issued share capital, have requested the Board of Management to place on the agenda, at least four weeks before the date on which the meeting is convened. The meeting shall not adopt resolutions on matters other than those which have been placed on the agenda.
3. Without prejudice to the provisions of sections 99 and 123, Book 2 of the Netherlands Civil Code, the notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by shareholders at the office of the Company and at a specified bank at Amsterdam.


Article 29

1. General meetings of shareholders shall be presided over by the Chairman of the Supervisory Board or by any other person nominated by the Supervisory Board. The Chairman may restrict the time for which shareholders may speak, if he considers this to be desirable with a view to the orderly conduct of the meeting.

2. The resolutions adopted at a general meeting of shareholders shall be recorded by a civil law notary. Such record shall be co-signed by the chairman of the meeting. The latter shall ensure that a summary account is made of the business transacted at the meeting.


Article 30

1.       All shareholders are entitled,  without  prejudice to the provisions of article 6, paragraph 3, to attend the general meeting of shareholders, to address the meeting and, subject to the provisions of paragraph 7, to vote.
2. In order to exercise the rights mentioned in the first paragraph of this article, the holders of shares for which a Type B share certificate is outstanding shall deposit their share certificates prior to the meeting at the office of the Company or at one of the banks or other establishments to be indicated in the notice, at least one of which shall be a depositary as mentioned in article 6, paragraph 5, situated at Amsterdam. The notice shall also mention the last day on which this can be done. The deposit shall be made in return for a card of admission to the meeting.
3. In order to exercise the rights mentioned in the first paragraph of this article, the holders of registered ordinary shares shall notify the Company in writing of their intention to do so no later than on the day and at the place mentioned in the notice convening the meeting, and also - insofar as Type II ordinary shares are concerned - stating the identifying number of the ordinary share certificate. They may only exercise the said rights at the meeting for the ordinary shares registered in their name both on the day referred to above and on the day of the meeting.
4. In order to exercise the rights mentioned in the first paragraph of this article, the holders of preference shares shall notify the Company in writing of their intention to do so no later than on the day prior to the meeting. They may exercise the said rights at the meeting only for the shares registered in their name on the day of the meeting.
5. The Company shall send a card of admission to the meeting to holders of registered shares who have notified the Company of their intention in accordance with the provisions of the two preceding paragraphs.
6. If the right to vote is vested in a usufructuary or pledgee, the latter person shall be entitled to vote and not the shareholder. The provisions of the preceding paragraphs shall apply accordingly to usufructuaries and pledgees in whom the right to vote is vested.
         Usufructuaries and pledgees in whom the right to vote is not vested shall not enjoy the rights conferred by law on holders of share certificates issued with the cooperation of the Company.


Article 31

Shareholders, usufructuaries and pledgees who are entitled to attend a general meeting may be represented by proxies with written authority. Without prejudice to the provisions of article 30, the written authorization must be deposited not later than at the time and at the place indicated in article 30.


Article 32

1. Unless otherwise stated in these articles, resolutions shall be adopted by absolute majority of votes. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting and on the possibility of voting by acclamation.

2. Where the voting concerns appointments, further polls shall, if necessary, be taken until one of the nominees has obtained an absolute majority. In the event of an equality of votes, the nominee who is placed first in the nomination shall be appointed. The further poll or polls may, at the chairman's discretion, be taken at a subsequent meeting.
3. Except as provided in paragraph 2 above, in the event of an equality of votes the relevant proposal shall be deemed to have been rejected.


Article 33

1. Each shareholder shall be entitled to a number of votes equal to the number of times the amount of ten guilders is comprised in the total nominal value of the shares for which he exercises his rights at a general meeting of shareholders.
2. Valid votes may be cast in respect of shares belonging to persons who, by virtue of the resolution to be adopted, would obtain any claim against the Company other than in their capacity as shareholder, or who would thereby be relieved of any obligation towards the Company.


Article 34

1. Separate meetings of holders of preference shares shall be held as often as a resolution of the meeting of holders of preference shares is required by statutory provisions or these articles of association, and further as often as the Board of Management, the Supervisory Board or the meeting of priority shareholders deems this necessary, and must be held if one or more holders of preference shares representing at least one-tenth of the capital issued in the form of preference shares make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.
2. A meeting of holders of preference shares shall be convened no later than on the fifteenth day prior to the meeting by a letter addressed to the persons entitled to attend this meeting.
3. Meetings of holders of preference shares shall be held at Eindhoven, at Amsterdam, at The Hague or at Rotterdam. The notice convening the meeting shall inform the holders of preference shares in respect thereof. Articles 29 to 33 inclusive shall apply accordingly to meetings of holders of preference shares.
4. At a meeting of holders of preference shares at which the whole of the capital issued in the form of preference shares is represented, valid resolutions may be adopted, provided that the vote is unanimous, even if the provisions governing the place of the meeting, the manner in which it is convened, the period of notice and the specification in the notice of the business to be dealt with have not been observed.


Article 35

Separate meetings of holders of ordinary shares shall be held as often as a resolution of the meeting of holders of ordinary shares is required by statutory provisions or these articles of association. The provisions of articles 26 to 33 inclusive shall apply accordingly to such a meeting.

MEETINGS OF PRIORITY SHAREHOLDERS

Article 36

1. The ordinary meeting of priority shareholders shall be held each year not later than thirty days prior to the ordinary general meeting of shareholders.
2. Extraordinary meetings of priority shareholders shall be held as often as deemed necessary by the Board of Management, and must be held if holders of priority shares representing at least two-fifths of the issued priority share capital make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.
3. If the meeting is not convened within fourteen days after a request made by priority shareholders in accordance with the preceding paragraph, those shareholders shall be entitled to convene the meeting themselves.


Article 37

1. Meetings of priority shareholders shall be held at a place to be indicated by the Chairman of the Board of Management.
2. Meetings shall be convened by notice to every holder of a priority share. A meeting shall not be deemed to be invalid by reason of a notice not having been received or not received in due time, unless it cannot be shown that the notice was in fact dispatched.
3. The notices shall be issued by the Chairman of the Board of Management or, in the case provided in the last paragraph of the preceding article, by the priority shareholders referred to therein.
4.       Notices shall be served at least eight days prior to the meeting.
5.       A meeting  at which  three-fifths  of the  priority  share  capital  is represented shall be exempted from all periods of notice and formalities concerning the convening of the meeting.
6. The meeting of priority shareholders may adopt resolutions in writing provided that the proposals for such resolutions have been sent in writing to all holders of priority shares and no holder is opposed to this method of adopting a resolution.
7. A certificate signed by the holder(s) of at least half of the priority shares to the effect that the meeting of priority shareholders has adopted a particular resolution shall constitute evidence of such a resolution in dealings with third parties.


Article 38

The provisions of articles 29, 31 (first sentence) and 32 regarding the chairmanship of the meetings, minutes, representation by proxies, the adoption of resolutions, the method of voting and an equality of votes shall apply accordingly, always provided that no persons may attend as proxies who are not acceptable as such to the meeting of priority shareholders.


ANNUAL ACCOUNTS, REPORT OF THE BOARD OF MANAGEMENT AND DISTRIBUTIONS

Article 39

1.       The financial year shall be identical with the calendar year.
2. Without prejudice to the provisions of article 25, paragraph 2, the Board of Management shall, within four months after the close of each financial year, submit to the Supervisory Board annual accounts consisting of a balance sheet as at 31 December of the preceding year and a profit and loss account in respect of the financial year then ended, with the explanatory notes thereto.
3. With the approval of the Supervisory Board and the meeting of priority shareholders, the Board of Management shall have the power to determine what portion of the profit -the positive balance of the profit and loss account - shall be retained by way of reserve, with due regard to the statutory provisions relating to the obligatory reserves and after the provisions of paragraphs 1, 2 and 3 of article 41 have been complied with.
4. The Supervisory Board shall cause the annual accounts to be examined by a registered accountant designated for that purpose by the general meeting of shareholders and shall report to the general meeting of shareholders on the annual accounts. If the general meeting of shareholders does not designate such a registered accountant, the Supervisory Board, and in default thereof, the Board of Management, shall have the power to do so. Such a designation may be made for an indefinite period.
5. Copies of the annual accounts which have been drawn up, of the report of the Supervisory Board, of the report of the Board of Management and of the information to be added in pursuance of the law shall be deposited for inspection by shareholders at the office of the Company and at a bank at Amsterdam to be specified in the notice convening the general meeting of shareholders, as from the day on which the said notice is served until the close of that meeting.


Article 40

Adoption by the general meeting of shareholders of the annual accounts, as referred to in article 39 and without any express reservation made by the general meeting of shareholders, shall have the effect of fully discharging the Board of Management and the Supervisory Board from liability for the performance of their respective duties in the financial year concerned.


Article 41

1. From the profit shown in the annual accounts adopted by the general meeting of shareholders, the percentage mentioned below of the amount required to be paid from time to time in the course of the financial year concerned on the preference shares shall, if possible, first be distributed on those shares. The dividend on the preference shares shall only be distributed for the number of days that such shares were actually outstanding in the financial year concerned.
2. The percentage referred to in paragraph 1 shall be equal to the average value of the contango rates ("prolongatiekoersen") weighted according to the number of days for which these rates prevailed - during the financial year for which the distribution is made, plus 1%. Contango rate shall be understood to mean the contango rate shown in the Official List published by the Vereniging voor de Effectenhandel (Stock Exchange Association) at Amsterdam.
     3. If the profit for a financial year is declared and one or more preference shares have been withdrawn or preference shares have been fully repaid in that financial year, those persons who according to the register referred to in article 7 were holders of preference shares at the time of the said withdrawal or repayment shall have an inalienable right to a distribution of profit as described below. The profit which, if possible, shall be distributed to the said persons shall be equal to the amount of the distribution to which they would have been entitled under the provisions of paragraph 1 if they had still been holders of the aforementioned preference shares at the time when the profit was declared, this being calculated on the basis of the period for which they were holders of preference shares in the said financial year, a part of a month being counted as a full month. With regard to an alteration to the provisions of this paragraph, the proviso referred to in section 122, Book 2 of the Netherlands Civil Code is made.
4. From the profit that remains after the application of paragraphs 1 to 3 inclusive, an amount of two hundred guilders (f 200) shall first be distributed on every priority share. The profit that remains thereafter shall be at the disposal of the general meeting of shareholders, which is empowered to withhold distribution in whole or in part or to make a distribution in whole or in part to holders of ordinary shares in proportion to their holdings of ordinary shares.
5. The Company may make distributions to shareholders and other persons entitled to distributable profit only in so far as its shareholders' equity interest is greater than the amount of the called and paid-up portion of the capital plus the legally required reserves.


Article 42

1. Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board and of the meeting of priority shareholders, the general meeting of shareholders shall be entitled to resolve to make distributions charged to the "other reserves" shown in the annual accounts or charged to "share premium account".
2. Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board and of the meeting of priority shareholders, the general meeting of shareholders shall be entitled to make distributions to shareholders under article 41, article 42, paragraph 1, and article 43 in the form of the issue of shares.


Article 43

At its own discretion and having regard to the statutory provisions relating thereto, the Board of Management, with the prior approval of the Supervisory Board and of the meeting of priority shareholders, may distribute one or more interim dividends on the shares before the annual accounts for any financial year have been approved and adopted at a general meeting.


Article 44

1. Distributions under articles 41, 42 and 43, hereinafter referred to as "Distributions", shall be payable as from a date to be determined by the Board of Management. The date of payment set in respect of Type I shares may differ from the date of payment set in respect of shares for which Type II share certificates are outstanding.
2. "Distributions" shall be made payable at a place or places to be determined by the Board of Management.
3. The Board of Management may determine the method of payment in respect of cash "Distributions" on Type I shares.
4. Cash "Distributions" in respect of shares for which Type II share certificates are outstanding shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of the country concerned, converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date to be fixed and announced by the Board of Management. This date may not be set earlier than the day before the date on which the distribution is declared and not later than the date which has been fixed for the shares concerned in accordance with the provisions of paragraph 5. If and insofar as on the first day on which a distribution is payable, the Company is unable, in consequence of government action or other exceptional circumstances beyond its control, to make payment at the place designated outside the Netherlands or in the relevant foreign currency, the Board of Management may in that event designate one or more places in the Netherlands instead. In that event the provisions of the first sentence of this paragraph shall no longer apply.

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5.       With regard to the  provisions of article 6, paragraph 3 and article 7, the person entitled to any distribution on registered shares shall be the person in whose name the share is registered - or, in the case of limited rights in rem, the person whose right appears well-founded - at the date to be determined for that purpose by the Board of Management in respect of the "Distribution" for each of the different types of shares.
6. A person entitled to a "Distribution" on a share for which a Type B share certificate is outstanding shall, in order to exercise his right to such "Distribution", arrange for the dividend sheet appertaining to that share to be in the safe-keeping of a depositary as mentioned in article 6, paragraph 5, at such a time as shall be specified by the Board of Management. In respect of "Distributions" referred to herein, the Company shall have discharged its liability to the persons entitled thereto by making these "Distributions" available in compliance with certain instructions to be issued by the institution referred to in article 6, paragraph 5.
7. Notices relating to "Distributions", and to the dates and places referred to in the preceding paragraphs of this article, shall in the Netherlands be given in at least one national daily newspaper, and abroad in at least one daily newspaper appearing in each of those countries where, on the application of the Company, the Company's shares have been admitted for official quotation, and further in such manner as the Board of Management may deem desirable.
8. Rights of payment of "Distributions" in cash shall lapse if such "Distributions" are not claimed within five years following the day after the date on which they were made available.
9. In the case of a "Distribution" in shares, any shares not claimed within a period to be determined by the Board of Management shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. The net proceeds of such sale shall thereafter be held at the disposal of the above persons in proportion to their entitlement; the right to the proceeds shall lapse, however, if the proceeds are not claimed within five years following the day after the date on which the "Distribution" in shares was made payable.
10. In the case of a "Distribution" in the form of shares on registered shares, those shares shall be added to the share register. A Type II share certificate for a nominal amount equal to the number of shares added to the register shall be issued to holders of Type II shares.
11. The Board of Management may, for reasons which it considers sufficient, and subject to such conditions as it may consider necessary, rule that the provisions of paragraphs 6 and 7 of this article shall not apply.
12. The provisions of paragraphs 5 to 8 inclusive and paragraph 12 shall apply accordingly in respect of any other distribution, including pre-emption subscription rights in the event of a share issue.


AMENDMENT OF ARTICLES OF ASSOCIATION AND DISSOLUTION

Article 45

1. A resolution to amend the articles of association or to dissolve the Company shall be valid only provided that:
         a. the consent of the Supervisory Board and of the meeting of priority shareholders has been or will be obtained;

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


         b. the consent of the meeting of priority shareholders is given at a meeting at which more than half the issued priority share capital is represented and by at least three-fourth of the votes cast; if this requirement is not complied with, a further meeting shall be held within four weeks thereof, at which, irrespective of the share capital represented, the resolution can be adopted by at least three-fourth of the votes cast;
         c. the full proposals have been deposited for inspection by shareholders at the office of the Company and at a bank at Amsterdam specified in the notice convening the general meeting of shareholders, as from the day on which the said notice is served until the close of that meeting;
         d. the resolution is adopted at a general meeting of shareholders at which more than half of the issued share capital is represented and by at least three-fourth of the votes cast; if the requisite share capital is not represented at a meeting called for that purpose, a further meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted by at least three-fourth of the votes cast.
2.       Where a resolution  as referred to in the  preceding  paragraph of this article is submitted by the Board of Management, the general meeting of shareholders may, notwithstanding the provisions of paragraph 1 d., resolve by absolute majority of votes to amend the articles of association or to dissolve the Company.


Article 46

1. Should the Company be dissolved, the liquidation shall be effected by the Board of Management, unless otherwise decided by the general meeting of shareholders with the approval of the meeting of priority shareholders.
2. In adopting a resolution to dissolve the Company, the general meeting of shareholders may approve the payment of a remuneration to the liquidators.
3. After completion of the liquidation, the liquidators shall render account in accordance with the provisions of Book 2 of the Netherlands Civil Code.


Article 47

1. After all liabilities have been settled, including those incident to the liquidation, a distribution shall, if possible, first be made on every preference share to the amount paid thereon. From the amount that remains, a distribution shall, if possible, first be made on every priority share to the nominal amount thereof. The residue thereafter shall be distributed on the ordinary shares.
2. Any amounts payable to shareholders or due to creditors which are not claimed within six months after the last distribution was made payable, shall be deposited with the Public Administrator of Unclaimed Debts.


Article 48

To the extent applicable, the provisions of these articles shall remain in force during the liquidation.



                                       ***

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                       CERTIFICATE OF ENGLISH TRANSLATION

Pursuant  to Rule 306 of  Regulation  S-T,  the  registrant  certifies  that the exhibit in Item 19. (b), III. Articles of Association, as amended, dated as of April 1, 1998, is a fair and accurate English translation.

                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                            (Registrant)



                                            BY /s/ A. Westerlaken
                                            _____________________

                                            A.Westerlaken
                                            General Secretary

Date:  March 22, 1998


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